UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

eCOST.com, Inc.

_______________________________________________________________________________________________

(Name of Issuer)

Common Stock

_______________________________________________________________________________________________

(Title of Class of Securities)

27922 W 10 7

_______________________________________________________________________________________________

(CUSIP Number)

April 11, 2005

_______________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ] Rule 13d - 1(b)

 [   ] Rule 13d - 1(c)

 [X] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922 W 10 7		13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PC Mall, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

Item 1(a)	Name of Issuer:

eCOST.com, Inc.

Item 1(b)	Address of Issuer's Principal
Executive Offices:

2555 W. 190th Street, Suite 106
Torrance, California 90504

Item 2(a)	Name of Person Filing:

PC Mall, Inc.

Item 2(b)	Address of Principal Business
Office or, if None, Residence:

2555 W. 190th Street, Suite 201
Torrance, California 90504

Item 2(c)	Citizenship/Place of Organization:

Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

27922 W 10 7

Item 3	Not applicable.

Item 4	Ownership.

(a)	Amount Beneficially Owned:	None

(b)	Percent of Class:	0%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the
		vote:	None

(ii)	shared power to vote or to direct the
vote:	None
(iii) sole power to dispose or to direct the
disposition of:		None

(iv) shared power to dispose or to direct
the disposition of:	None

Item 5	Ownership of Five Percent or Less of a
Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of
Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.
Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2005

PC MALL, INC.

By:/s/ Ted Sanders

   Ted Sanders

   Chief Financial Officer